UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Kimbell Royalty Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

49435R 102
(CUSIP Number)

April 17, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102		Page 2 of 10 Pages
1		NAME OF REPORTING PERSON SEP I Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,857,124 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,857,124 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,124 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (1)(2)
12		TYPE OF REPORTING PERSON (See Instructions) OO

(1) The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the Common Units reported herein as well as any other Common Units beneficially owned by the Other Filers (as defined below) other than the Common Units held of record by the Reporting Person. See Item 4.
(2) The percentage ownership is based on 36,588,023 Common Units outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2020.

CUSIP No. 49435R 102		Page 3 of 10 Pages
1		NAME OF REPORTING PERSON Springbok Investment Management, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,857,124 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,857,124 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,124 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (1)(2)
12		TYPE OF REPORTING PERSON (See Instructions) PN

(1) The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the Common Units reported herein as well as any other Common Units beneficially owned by the Other Filers. See Item 4.
(2) The percentage ownership is based on 36,588,023 Common Units outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2020.

CUSIP No. 49435R 102		Page 4 of 10 Pages
1		NAME OF REPORTING PERSON Springbok Management GP Corp.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,857,124 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,857,124 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,124 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (1)(2)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1) The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the Common Units reported herein as well as any other Common Units beneficially owned by the Other Filers. See Item 4.
(2) The percentage ownership is based on 36,588,023 Common Units outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2020.

CUSIP No. 49435R 102		Page 5 of 10 Pages
1		NAME OF REPORTING PERSON Ryan Watts
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,857,124 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,857,124 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,124 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (1)(2)
12		TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the Common Units reported herein as well as any other Common Units beneficially owned by the Other Filers. See Item 4.
(2) The percentage ownership is based on 36,588,023 Common Units outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2020.

Item 1.

	(a)	Name of Issuer:
Kimbell Royalty Partners, LP (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

777 Taylor St., Suite 810, Fort Worth, Texas 76102.

Item 2.

	(a)	Name of Person Filing:

This Schedule 13G is being jointly filed on behalf of SEP I Holdings, LLC, a Delaware limited liability company (“SEP I Holdings”), Springbok Investment Management, LP, a Delaware limited partnership (“SIM”), Springbok Management GP Corp., a Delaware corporation (“SEP GP”) and Ryan Watts (collectively, the “Reporting Persons”).

	(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Springbok Investment Management, LP, 5950 Berkshire Lane, Suite 1250, Dallas, Texas 75225, Attention: Ryan Watts.

	(c)	Citizenship:

SEP I Holdings, SIM and SEP GP are organized under the laws of the State of Delaware. Mr. Watts is a United States citizen.

	(d)	Title of Class of Securities:

Common units representing limited partner interests (the “Common Units”).

	(e)	CUSIP Number:

49435R 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

The Common Units reported herein are directly held by SEP I Holdings.  SEP I Holdings is governed by an amended and restated limited liability company agreement by and among SEP I Holdings, SIM, NGP XI Mineral Holdings, LLC (“NGP XI Mineral Holdings”) and the other members party thereto (the “LLC Agreement”). By virtue of (a) the ability of NGP XI Mineral Holdings and SIM under the LLC Agreement to appoint and remove certain members of the board of directors of SEP I Holdings and (b) the requirement under the LLC Agreement that a material disposition of securities held by SEP I Holdings be unanimously approved by the board of directors of SEP I Holdings, the Reporting Persons may be deemed to share beneficial ownership of the Common Units with the Other Filers. By virtue of the LLC Agreement, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)-3 of the Act with NGP XI Mineral Holdings, NGP XI U.S. Holdings, L.P. (“NGP XI US Holdings”), NGP XI Holdings GP L.L.C. (“NGP XI GP”), NGP Natural Resources XI, L.P. (“NGP Natural Resources”), GFW Energy XI, L.P. (“GFW Energy XI”), GFW XI, L.L.C. (“GFW XI”) and NGP Energy Capital Management, L.L.C. (“NGP ECM” and, together with NGP XI Mineral Holdings, NGP XI US Holdings, NGP XI GP, NGP Natural Resources, GFW Energy XI and GFW XI, the “Other Filers”) with respect to the Common Units as well as any other Common Units beneficially owned by the Other Filers. None of the Other Filers is a reporting person on this Schedule 13G, and any obligations any of them may have under the Act would have to be satisfied on one or more separate filings.

Ryan Watts is the sole stockholder of SEP GP which, in turn, is the sole general partner of SIM.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 4, 2020, a copy of which is attached as Exhibit 99.1 to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein in excess of 5% of the total outstanding Common Units.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2020

SEP I HOLDINGS, LLC

By:	/s/ Ryan Watts
Name:	Ryan Watts
Title:	Authorized Officer

SPRINGBOK INVESTMENT MANAGEMENT, LP
By:	Springbok Management GP Corp., its general partner

By:	/s/ Ryan Watts
Name:	Ryan Watts
Title:	President

SPRINGBOK MANAGEMENT GP CORP.

By:	/s/ Ryan Watts
Name:	Ryan Watts
Title:	President

/s/ Ryan Watts
Ryan Watts